U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2014

Commission File Number: 001-34427

TRI-TECH HOLDING INC.

Tri-Tech Holding Inc.

10th Floor of Tower B, Baoneng Center,

Futong East Road, Chaoyang District, Beijing 100102 China

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

The Registrant held its 2014 Annual Meeting of Shareholders on December 19, 2014, at 9:00 a.m., Beijing time at the Registrant’s executive offices at 10th Floor of Tower B, Baoneng Center, Futong East Road, Chaoyang District, Beijing 100102 China. A total of 6,197,139 of the Registrant’s ordinary shares were present in person or by proxy, representing a quorum of 73.34%. The following tables reflect the certified tabulation of the votes with respect to each proposal submitted to a vote of the Registrant’s shareholders at the 2014 Annual Meeting of Shareholders. Abstentions were counted as present for the purpose of establishing a quorum, but were not treated as votes cast on each respective proposal.

1.	PROPOSAL 1: Election of Directors

To elect seven members of the Board of Directors to serve terms expiring at the Annual Meeting of Shareholders held in 2017 or until their successors are duly elected and qualified. The nominees who received a plurality of the properly cast votes were Dr. Haijun Yang, Chunyu Gao, Peter Dong, Dr. Peiyao Zhang, Ming Zhu, Warren Zhao and Phil Fan, who were thereby elected to the Registrant’s Board of Directors. There were 2,816,950 broker non-votes. The tabulation of the certified voting results is as follows:

Nominee	For		Withheld
	Number	Percentage	Number	Percentage
Haijun Yang	3,360,758	98.43%	19,431	0.57%
Chunyu Gao	3,359,578	99.39%	20,611	0.61%
Peter Dong	3,349,733	99.10%	30,456	0.90%
Peiyao Zhang	3,350,413	99.12%	29,776	0.88%
Ming Zhu	3,351,913	99.16%	28,276	0.84%
Warren Zhao	3,360,605	99.42%	19,584	0.58%
Phil Fan	3,361,605	99.45%	18,584	0.55%

2.	PROPOSAL 2: Amend the Company’s Amended and Restated Articles of Association to divide the Board of Directors into three classes

To amend the Company’s Amended and Restated Articles of Association to divide the Board of Directors into three classes with each class consisting, as nearly as may be possible, of one-third of the total number of directors constituting the entire Board of Directors. The proposal was approved by a majority vote of 98.24% of the votes cast. There were 1,720 abstentions, which are counted as votes not-in-favor of the proposal, and 2,816,950 broker non-votes, which are disregarded for such vote. The tabulation of the certified voting results is as follows:

For		Withheld		Abstain
Number	Percentage	Number	Percentage	Number	Percentage
3,320,804	98.24%	57,665	1.71%	1,720	0.05%

3.	PROPOSAL 3: Classification of the Board of Directors

If Proposal 2 to amend the Company’s Amended and Restated Articles of Association to divide the Board of Directors into three classes is passed, to divide those directors who are elected into three classes. The proposal was approved by a majority vote of 98.00% of the votes cast. There were 11,192 abstentions, which are counted as votes not-in-favor of the proposal, and 2,816,950 broker non-votes, which are disregarded for such vote. The tabulation of the certified voting results is as follows:

For		Withheld		Abstain
Number	Percentage	Number	Percentage	Number	Percentage
3,312,532	98.00%	56,465	1.67%	11,192	0.33%

4.	PROPOSAL 4: Amend the Company’s Amended and Restated Articles of Association allow the Board of Directors to remove a director for cause

To amend the Company’s Amended and Restated Articles of Association to allow the Board of Directors to remove a director upon a determination that such director is guilty of misconduct or misfeasance, has misused his power as a director, or has breached any duties that he may owe to the Company. The proposal was approved by a majority vote of 99.00% of the votes cast. There were 9,392 abstentions, which are counted as votes not-in-favor of the proposal, and 2,816,950 broker non-votes, which are disregarded for such vote. The tabulation of the certified voting results is as follows:

For		Withheld		Abstain
Number	Percentage	Number	Percentage	Number	Percentage
3,346,570	99.00%	24,227	0.72%	9,392	0.28%

5.	PROPOSAL 5: Ratification of Appointment of Independent Auditor

To ratify the appointment of Marcum Bernstein & Pinchuk LLP as the Registrant’s independent registered public accountant for the fiscal year ending December 31, 2014. The proposal was approved by a majority vote of 98.35% of the votes cast. There were 79,793 abstentions, which are counted as votes not-in-favor of the proposal, and no broker non-votes, which are disregarded for such vote. The tabulation of the certified voting results is as follows:

For		Withheld		Abstain
Number	Percentage	Number	Percentage	Number	Percentage
6,094,947	98.35%	22,399	0.36%	79,793	1.29%

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TRI-TECH HOLDING INC.

By:	/s/ Phil Fan
Name: Phil Fan Its: Chief Executive Officer

Dated: December 30, 2014